Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Income from continuing operations before income taxes	$383,954	$511,770	$465,616	$431,678	$541,738
Add:
Interest expense (1)	195,836	196,368	203,061	203,911	208,855
Portion of rents representative of the interest factor	22,259	22,564	25,893	25,270	27,064
Amortization of capitalized interest	—	973	1,535	1,716	1,716
Income as adjusted	$602,049	$731,675	$696,105	$662,575	$779,373

Fixed charges:
Interest expense (1)	$195,836	$196,368	$203,061	$203,911	$208,855
Portion of rents representative of the interest factor	22,259	22,564	25,893	25,270	27,064
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	27,841	27,841	27,507	29,790	32,851
Total fixed charges	$245,936	$246,773	$256,461	$258,971	$268,770

Ratio of earnings to fixed charges (2)	2.45	2.96	2.71	2.56	2.90

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.